Mail Stop 4561

March 4, 2009

Manfred F. Dyck
Chief Executive Officer
Hydromer, Inc.
35 Industrial Parkway
Branchburg, New Jersey 08876-3424

>   **Re: Hydromer, Inc.**
>   **Form 10-KSB for the fiscal year ended June 30, 2008**
>   **Filed on September 29, 2008**
>   **Form 10-Q for the quarter ended December 31, 2008**
>   **Filed February 17, 2009**
>   **File No. 001-31238**

Dear Mr. Dyck:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8a. Disclosure Controls and Procedures, page 18

1. Explain why you have not provided your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Refer to Item 307 of Regulation S-B.

Signatures, page 22

2. Please explain why the signatures of your officers and directors are dated August 23, 2006. Refer to paragraph C.2 of the general instructions to Form 10-KSB and Rule 12b-11 of the Exchange Act.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Patents, page F-4

3. We note that your patents are typically amortized over an expected useful life of 20 years. Please explain why you believe this represents the best estimate of the patent's useful life. In this respect, tell us how you determined that 20 years reflects the period over which the patent will contribute to future cash flows. Refer to paragraph 11 of SFAS 142. In addition, we note that you recognized an impairment on intangible assets during the year ending June 30, 2008 (your page F-4). Tell us and disclose in future filings, in reasonable detail, the reasons for this charge off. See paragraph 26 of SFAS 144.

Revenue Recognition, page F-4

4. We note that your arrangements appear to include multiple elements such as option and license agreements, and supply and support agreements. Please explain to us how you have considered the guidance in EITF 00-21.   Tell us how you determine units of accounting and allocate value to the deliverables. As part of your response, clarify your accounting policy and how you recognize revenues for each individual unit of accounting.

5. We note from your disclosures on page 4 that the option agreements give customers the right to subsequently enter into a license agreement and market products, which typically provides for an initial flat fee, followed by a period royalty payments based on sales. Describe how you recognize revenues for the initial flat fee. As part of your response, explain how you considered the guidance in SAB Topic 13.A.3.f.

6. Please clarify the amount of revenues associated with R&D and Engineering services and those associated with your coating services. For each type of service arrangement, explain your revenue recognition policy and how you determine that the services have been rendered in order to recognize revenues.

Manfred F. Dyck
Hydromer, Inc.
March 4, 2009
Page 3

Note 8. Income Taxes, page F-6

7. Tell us your consideration of providing the disclosures required by paragraphs 20 through 21 of FIN 48.

Note 9. Stock Options and Awards, page F-7

8. Tell us your consideration of providing additional disclosures as required by paragraph A240 of SFAS 123(R). For example, you should include a description of the general terms of the share-based payment arrangements. As another example, you should disclose the weighted-average grant-date fair value of options granted during the year, and the intrinsic value of options exercised during the year. In addition, we noted that you disclose a cash expense of $9,000 in lieu of granting stock options in your MD&A discussions. Please explain the reason for this payment.

Exhibits 31.1 and 31.2

9. In paragraph 4 of the certifications, you have omitted the language relating to internal controls over financial reporting. See Item 601(b)(31) of Regulation S-B. The certifications must be in the exact form set forth in this Item. See the Division of Corporation Finance Annual Report Reminders Staff Alert dated March 4, 2005. Please tell us how you plan to comply with this requirement.

Form 10-Q for the quarter ended December 31, 2008

Management's Discussion and Analysis

Liquidity

10. Expand your discussion of how the company will manage its future cash needs and clearly indicate the availability of alternative financing in the event that operations are unable to continue to fund your liquidity needs. Your disclosures should clearly address how you will satisfy any debt payment requirements and any planned capital expenditures and a clear indication of factors that might impact your ability to services those requirements. You state that you lost an agreement in January 2009, however, it is not clear how this loss will impact your liquidity. In this regard, if this loss reduces or eliminates cash provided by operations, explain how you will manage that shortfall if alternative financing is not available.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief